03 SEP 15 AM 7:21

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 1 of 5 pages.

OMI LIMITED

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City DC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Friday August 29, 2003.

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

03032002

SUPPL

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	14 August, 2003	Company Announcement: Substantial Shareholders Notice
2	20 August, 2003	Company Announcement: Update for Shareholders
3	29 August, 2003	Company Announcement: Appendix 3Y- Change in Directors Interest Notice

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

BEN GRAHAM
Office Manager.

9/15

Substantial Shareholder s Notice

Name of Listed Entity	Occupational &Medical Innovations Limited A.B.N. 11 091 192 871
Name of Shareholder Entity	Critune Pty Ltd A.C.N.082 691 709
Address	1130 Ipswich Road Moorooka Qld 4105
Directors	William Allan Grady 59 Bedivere Street Carindale John Peter Woelders 47/78 Cairns Street Kangaroo Point Gary Lex Brenchley 11 Rivercove Place Hope Island

Details of Shares Held	Critune Pty Ltd	3,174,000
Details of Shares Sold	30/07/03 All off market	250,000

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 3 of 5 pages.

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3209 3099 Fax: 07 3209 4765

20 AUGUST 2003

UPDATE FOR SHAREHOLDERS

Occupational & Medical Innovations Ltd (OMI) has been informed by its Patent Attorneys in the USA that it has been granted American Patents for its Safety Scalpel and Needle Free Access Valve (Valve) by the United States Patent and Trademark Office.

In addition to the granting of the US Patents, the OMI Safety Scalpel has also been granted a South African Patent by the Companies and Intellectual Property Registration Office in Pretoria.

OMI has also applied for Patents in, Brazil, Canada, China, Europe, India and Japan for both its Safety Scalpel and Valve.

In the meantime, OMI's unique technology is protected by the international patent applications it has filed under the Patent Cooperation Treaty (PCT). The PCT provides OMI with a 'priority date, which protects the invention from any subsequent patent applications.

Australian Patents for both the Safety Scalpel and Valve have previously been granted. However, the granting of the American and South African Patents represents a significant step forward in OMI's plan to market its products worldwide.

The granting of the American and South African Patents marks the beginning of the National Phase, where Patents are granted in the relevant designated countries.

Bruce Kiehne
Managing Director

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Occupational & Medical Innovations Limited**
ABN	**11 091 192 871**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Bruce Leigh Kiehne
Date of last notice	30/06/03

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	18/09/03
No. of securities held prior to change	9,079,410
Class	Ordinary Shares
Number acquired	NIL
Number disposed	100,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$280,000
No. of securities held after change	8,979,410

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off market trade. Mr. Kiehne does not intend to release any further shares to the market in the foreseeable future. The purpose of this trade is to pay taxes on shares donated to charities.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	